Exhibit 99.1

TODD SHIPYARDS CORPORATION TO BE ACQUIRED BY VIGOR INDUSTRIAL LLC

Shareholders to Receive $22.27 in Cash Per Share

SEATTLE AND PORTLAND – December 23, 2010 – TODD SHIPYARDS CORPORATION (NYSE: TOD) (“Todd”) and Vigor Industrial LLC (“Vigor”) today announced that they have entered into a definitive agreement under which Vigor will acquire the stock of Todd for $22.27 per share, or approximately $130 million. The transaction is structured as an all cash tender offer.

Under the terms of the agreement, which has been unanimously approved by Todd’s board of directors, Vigor will offer to purchase all outstanding shares of Todd’s common stock for $22.27 in cash per share. This represents a premium of 31% over the average closing price of Todd’s common stock during the three month period ended December 21, 2010. The price of Todd’s stock has climbed steadily during the year from a low of $13.98 to its recent 52 week high closing price of $21.00. The tender offer is scheduled to commence no later than December 30, 2010 and will expire on January 28, 2011 unless extended. The transaction is expected to close in the first quarter of 2011.

“We are pleased about the addition of Todd to the Vigor family,” said Frank Foti, the President of Vigor. “Todd is Puget Sound’s leading shipyard and the combination of Vigor and Todd will create the largest and most capable marine services company in the Pacific Northwest. This transaction will be good for the customers and employees of both companies and will broaden our capabilities. The combination of resources and capabilities will allow the combined companies to expand both the scope and capacity of their ship repair and new construction business.”

“This transaction is a testament to the excellent work Todd has done to revitalize our business. Not only is this transaction good for our stockholders, but it’s good for the shipyard and our employees,” said Stephen G. Welch, President and Chief Executive Officer of Todd. “We believe that the addition of Todd’s products to Vigor will help create a stronger, more diversified company with long-term advantages for both companies’ customers and employees.”

Todd’s management will remain intact and all contracts will remain in place. The acquisition will allow for stable utilization of facilities while continuing to strengthen the combined companies’ industry presence and opportunities for growth.

Todd’s directors and officers and certain other stockholders who own an aggregate of approximately 15.3 percent of Todd’s outstanding stock have entered into agreements pursuant to which they have agreed to tender their shares in the tender offer and to vote their shares in favor of a merger if a vote is required by law.

Vigor has obtained financing commitments to purchase all outstanding shares and refinance existing indebtedness. Under the terms of the agreement, the transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of approximately 67 percent of Todd’s common shares, the expiration of all applicable waiting periods under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, Todd may solicit superior proposals from third parties through January 28, 2011, subject to extension at Todd’s option as provided in the agreement. It is not anticipated that any developments will be disclosed with regard to this process unless Todd’s Board of Directors makes a decision with respect to a potential superior proposal. There is no guaranty that this process will result in a superior proposal.

K&L Gates LLP is acting as legal advisor to Vigor. Greensfelder, Hemker & Gale, P.C. is acting as Todd’s legal advisor. Houlihan Lokey Financial Advisors, Inc. acted as financial advisor to Todd’s Transaction Committee.

Contacts for More information

For Todd	For Vigor

Media Inquiries

Mr. Ashley Bach	Alan Sprott
Pacific Public Affairs	Vigor Industrial LLC
(206) 682-5066	(503) 703-0875

Investors

Michael G. Marsh

General Counsel

(206) 623-1635, x 501

About Todd Shipyards Corporation

Todd, through its subsidiaries, performs a substantial amount of repair and maintenance work on commercial and federal government vessels and provides new construction and industrial fabrication services for a wide variety of customers. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, NOAA, the Alaska Marine Highway System, and various other commercial and governmental customers. Todd has operated a shipyard in Seattle, Washington since 1916 and also operates a shipyard and facilities in Everett and Bremerton, Washington.

About Vigor Industrial LLC

Vigor Industrial LLC, an Oregon limited liability company, through its subsidiaries operates businesses providing ship repair and conversion, barge building, industrial coating, machining, industrial real estate, and fabrication services. Vigor Industrial performs ship repair work through Vigor Marine LLC and Cascade General, located at the Portland Shipyard in Portland, Oregon, Washington Marine Repair, located at Port Angeles, Washington, and Vigor Marine Tacoma, located in the Port of Tacoma, Washington. The company also performs ship repair work at locations in San Diego, California, Everett, Washington and Bremerton, Washington. US Barge LLC, a wholly owned Vigor Industrial subsidiary, constructs barges at the Portland Shipyard.

Forward Looking Statements:

Statements in this release that relate to future results and events are forward-looking statements based on Todd’s and Vigor’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Todd’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities and other risks that are described in Todd’s Securities and Exchange Commission reports, including but not limited to the risks described in Todd’s Annual Report on Form 10-K for its fiscal year ended March 28, 2010. Todd assumes no obligation and does not intend to update these forward-looking statements.

Important Information about the Tender Offer

The tender offer for the outstanding common stock of Todd referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Todd common stock will be made pursuant to an offer to purchase and related materials that Vigor intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Vigor will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Todd will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The parties intend to make such filings on December 30, 2010. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Todd when available. In addition, all of these materials (and all other materials filed by Todd with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Phoenix Advisory Partners, the information agent for the tender offer, by calling (800) 576-4314. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Todd by contacting Michael Marsh, Secretary of Todd, telephone number (206) 442-8501.

Additional Information about the Merger and Where to Find It

In connection with the potential one-step merger, Todd would file a proxy statement with the Securities and Exchange Commission. Additionally, Todd would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Todd by Vigor pursuant to the terms of the agreement. The materials to be filed by Todd with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and stockholders also will be able to obtain free copies of the proxy statement from Todd by contacting Hilary Pickerel with Todd Investor Relations, telephone number (206) 623-1635, ext. 106. Investors and security holders of Todd are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

The Company and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Todd stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Todd’s executive officers and directors in the solicitation by reading Todd’s proxy statement for its 2010 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended March 28, 2010, and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of Todd’s participants in the solicitation, which may, in some cases, be different than those of Todd’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Todd’s directors and executive officers is also included in Todd’s proxy statement for its 2010 annual meeting of stockholders and is included in the Annual Report on Form 10-K for the fiscal year ended March 28, 2010.